SECURITIES ACT (QUÉBEC)

Notice pursuant to Sections 189.1.2 and

189.1.3 of the Regulations

1. Name and address of the Offeree Company:

CGI Group Inc. (the “Company”)

1130 Sherbrooke Street West

5th Floor

Montreal, Quebec

H3A 2M8

2. Name and address of the Offeror:

CGI Group Inc.

1130 Sherbrooke Street West

5th Floor

Montreal, Quebec

H3A 2M8

3. Designation of the securities that are subject to the bid:

Class A subordinate shares (“Shares”).

4. Date of bid:

Normal course issuer bid under the rules of the Toronto Stock Exchange (“TSX”) commencing February 3rd, 2006 and ending on the earlier of :

(i)	the purchase of 29,288,443 Shares;
(ii)	the Company providing a notice of termination; and
(iii)	February 2, 2007.

5. Maximum number of securities of the class subject to the bid which are sought by the Offeror:

29,288,443 Shares.

6. Value, in Canadian dollars, of the consideration offered per security:

Purchases will be effected in the open market through the facilities of TSX. Purchases and payment for Shares will be made by the Company in accordance with the policies and rules of the TSX. The Company will purchase Shares at the then prevailing market price for the Shares.

The Company may pay a purchase price not to exceed the price of the last independent trade of a board lot of Shares of the Company on the TSX.

The closing price of the Shares on the TSX on February 1, 2006, the day preceding the filing of this report, was $9.00.

7. Fee payable in respect of the bid, as calculated under Section 271.4:

0.02% x 25% x (29,288,443 x $9.00) = $13,179.80 – 15% = $11,202.83

DATED February 2, 2006.

CGI GROUP INC.

Per:

André Imbeau

Co-Founder, Executive Vice-President and

Chief Financial Officer and Treasurer